Exhibit 99.1

Hi everyone,

My name is Max Howard and I am the Transaction Manager on the Masterworks acquisitions team.

I’m pleased to announce our latest offering, a painting by the iconic street artist, Keith Haring. After developing his signature style in the NYC subway system in the 1970s, Haring would cement himself in the art world alongside other emerging artists and friends, such as Andy Warhol and Jean-Michel Basquiat. To explore his legacy further, a major exhibition of the artist’s work titled “Keith Haring: Art is for Everybody” is set to open at the Broad in Los Angeles in May of 2023.

To provide investment quality paintings by the artist, our acquisitions team has reviewed around 160 examples of Haring’s work from around the world, many of which are priced in excess of $5 million. Of these examples, this is the ninth we have selected to be offered on the Masterworks platform.

The untitled work was executed in 1987 and features the artist’s signature style, composed of bold lines, bright color and simplified forms. Haring’s use of graphic, reductive forms reveal the influence of graffiti and New York’s sub-culture on his work, while also possibly referencing Egyptian hieroglyphics and Mayan pictograms.

As of January 2023, examples similar in scale, composition and execution to the Painting have sold in excess of $1 million at auction. “Untitled (Oct. 4, 1984)” (1984), which is the same size as the Painting, sold for just over $1 million at Sotheby’s, New York in December of 2020, while “Untitled” (1983), which is also comparable in scale, sold for approximately $1.3 million at Sotheby’s, London in March of 2019. “Untitled” (1984), which is larger but features a similar palette and grotesque figure, sold for approximately $2.4 million at Sotheby’s, London in July of 2020.

Between February 1989 to April 2021, auction sales of similar works to our offering have increased at an estimated annualized appreciation rate of 14.8%.